Exhibit 99.3

Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com

NOTICE OF EXTRAORDINARY GENERAL MEETING

To Be Held On 4 November 2009

To Our Shareholders,

You are cordially invited to attend and NOTICE IS HEREBY GIVEN of an Extraordinary General Meeting (“EGM”) of Chartered Semiconductor Manufacturing Ltd. (“Company”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to approve the Scheme referred to below to be held at 11:00 a.m. (Singapore time) on the same day and at the same place) to consider and, if thought fit, to pass with or without modifications the following resolutions, each of which will be proposed as a special resolution:

Special Resolution (1): Adoption and Inclusion of new Article 4B in the Articles of Association

That, with effect on and from the later of:

(1)	the date of passing of this resolution; and

(2)	(a) where the Acquisition is to be effected by way of a Scheme, the Effective Date; or

(b)	where the Acquisition is to be effected by way of an Offer, the Compulsory Acquisition Completion Date,

(as each such capitalised term is defined in the new Article 4B referred to below) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4B:

“4B.1	In this Article 4B, the following expressions shall, unless the context otherwise requires, have the following meanings:

“Acquisition” means the proposed acquisition of the Company by BidCo pursuant to the Implementation Agreement;

“BidCo” means ATIC International Investment Company LLC (commercial registration number 1170717), a company incorporated in Abu Dhabi and having its offices at Mamoura Building A Muroor Road Abu Dhabi United Arab Emirates;

“BidCo Permitted Person” means any of GlobalFoundries, Inc., BidCo or any subsidiary of any holding company for the time being of BidCo;

“Compulsory Acquisition” means the compulsory acquisition of the Ordinary Shares by BidCo pursuant to Section 215(1) of the Act in the event that the Offer becomes or is declared unconditional in all respects and BidCo has received acceptances in respect of not less than 90 per cent. of the number of Ordinary Shares which are the subject of the Offer (other than Ordinary Shares already held at the date of the Offer by BidCo, its related corporations or their respective nominees);

“Compulsory Acquisition Completion Date” means the date and time of the completion of the Compulsory Acquisition;

“Consideration” means the amount payable by BidCo for each Ordinary Share to which the Scheme or the Offer relates in accordance with the terms of the Scheme or the Offer, as the case may be;

“Court Meeting” means the meeting of holders of Ordinary Shares convened at the direction of the High Court of the Republic of Singapore to be held in Singapore to approve the Scheme and any adjournments thereof;

“Effective Date” means the date and time on which the Scheme becomes effective and binding in accordance with its terms;

“Encumbrances” means all charges, mortgages, liens, hypothecations, judgments, encumbrances, easements, rights of pre-emption, securities, title retentions, preferential rights, preferential arrangements, trust arrangements or all other security interests or all other agreements or arrangements having a commercial effect analogous to the conferring of security or a similar right in favour of any person;

“Implementation Agreement” means the agreement dated 7 September 2009 between BidCo and the Company relating to the Acquisition, as may from time to time be amended, revised or supplemented;

“New Member” means:

(a)	any person, other than a BidCo Permitted Person, to whom any new Ordinary Shares are issued on any Transfer Date; and

(b)	any subsequent transferee of any such Ordinary Shares who becomes a member of the Company;

“Offer” means a voluntary conditional cash offer for the Ordinary Shares under the Singapore Code on Take-overs and Mergers, by or on behalf of BidCo to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions to be set out in the Offer Document;

“Offer Cut-Off Date” means the closing date of the Offer, provided that:

(a)	the Offer has become or been declared unconditional in all respects; and

(b)	BidCo is entitled to exercise its rights of Compulsory Acquisition;

“Offer Document” means the offer document issued or to be issued by or on behalf of BidCo in connection with the Offer and any other document which may be issued by or on behalf of BidCo to amend, revise, supplement or update any and all such documents from time to time;

“Scheme” means a scheme of arrangement under Section 210 of the Act on the terms and subject to the conditions set out in the Scheme Document;

“Scheme Document” means the document dated 9 October 2009 issued by the Company in connection with the Scheme and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update any and all such documents from time to time;

“Transfer Consideration” means the Consideration, subject to any adjustments, if required, in the event of a sub-division or consolidation of the ordinary share capital of the Company, such adjustments to be determined by the Board of Directors of the Company as appropriate;

“Transfer Date” means:

(a)	where the Acquisition is to be effected by way of a Scheme:

(i)	in the case of any new Ordinary Shares which are issued to any New Member after the Voting Record Time and on or prior to the Effective Date, the date and time immediately after the Effective Date; and

(ii)	in the case of any new Ordinary Shares which are issued to any New Member after the Effective Date, the date and time immediately after the issue of any such new Ordinary Shares; and

(b)	where the Acquisition is to be effected by way of an Offer:

(i)	in the case of any new Ordinary Shares which are issued to any New Member after the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date, the date and time immediately after Compulsory Acquisition Completion Date; and

(ii)	in the case of any new Ordinary Shares which are issued to any New Member after the Compulsory Acquisition Completion Date, the date and time immediately after the issue of any such new Ordinary Shares; and

“Voting Record Time” means 48 hours before the date and time of the Court Meeting.

4B.2    (1)        This Article 4B.2 applies where the Acquisition is to be effected by way of a Scheme.

(2)	Subject to and upon the Scheme becoming effective and binding in accordance with its terms, if any new Ordinary Shares are issued to any New Member:

(a)	after the Voting Record Time and on or prior to the Effective Date; or

(b)	after the Effective Date,

each such New Member shall be required to transfer to BidCo (or as BidCo may direct in writing to the Company), and BidCo shall be required to acquire from any such New Member, all and not some only of such new Ordinary Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Ordinary Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.

4B.3    (1)        This Article 4B.3 applies where the Acquisition is to be effected by way of an Offer.

(2)	Subject to and upon the completion of the Compulsory Acquisition, if any new Ordinary Shares are issued to any New Member:

(a)	after the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date; or

(b)	after the Compulsory Acquisition Completion Date,

each such New Member shall be required to transfer to BidCo (or as BidCo may direct in writing to the Company), and BidCo shall be required to acquire from any such New Member, all and not some only of such new Ordinary Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Ordinary Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.

4B.4	To give effect to any transfer of any new Ordinary Shares required by this Article 4B, the Company may:

(1)	appoint any person to execute or deliver as transferor a share transfer instrument on behalf of any New Member in favour of BidCo (or as BidCo may direct in writing to the Company);

(2)	give a good receipt and discharge for the Transfer Consideration paid for those Ordinary Shares so transferred;

(3)	subject to the stamping of the relevant share transfer instrument, register BidCo (or as BidCo may direct in writing to the Company) as the holder of those Ordinary Shares so transferred in the Register of Transfers and Register of Members; and

(4)	issue to BidCo (or as BidCo may direct in writing to the Company) one or more share certificates for those Ordinary Shares so transferred.

4B.5	Pending the registration of BidCo (or as BidCo may direct in writing to the Company) as the holder of any new Ordinary Shares to be transferred pursuant to this Article 4B, and subject to BidCo paying the Transfer Consideration for those Ordinary Shares so transferred in accordance with Article 4B.6, BidCo shall be empowered to appoint a person to act as attorney on behalf of any New Member in accordance with such directions as BidCo may give, including without limitation, in relation to:

(1)	any dealings with or disposal of such Ordinary Shares (or any interest therein);

(2)	exercising any rights attached thereto; or

(3)	receiving any distribution or other benefit accruing or payable in respect thereof,

and, if a person is so appointed to act as attorney, no New Member shall be entitled to exercise any rights attaching to any such new Ordinary Shares except in accordance with the instructions of BidCo.

4B.6	Any Transfer Consideration payable in respect of any new Ordinary Shares transferred under this Article 4B shall be paid in full by or on behalf of BidCo within 10 days of the relevant Transfer Date.”

Special Resolution (2): Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association

That, with effect on and from the latest of:

(1)	the date of passing of this resolution;

(2)	the date on which the CRPS Alteration (as defined below) is approved by:

(a)	the holders (“Preference Shareholders”) of the convertible redeemable preference shares (“Preference Shares”) at a separate Class Meeting pursuant to Article 4A.21(1); or

(b)	in the event this resolution is not passed at such separate Class Meeting, consent in writing from the holders of at least three-fourths of the Preference Shares outstanding, pursuant to Article 4A.21(3); and

(3)	(a)	where the Acquisition is to be effected by way of a Scheme, the date the Scheme becomes effective and binding in accordance with its terms; or

(b)	where the Acquisition is to be effected by way of an Offer, the date and time of the completion of the Compulsory Acquisition,

(as each such capitalised term is defined in the new Article 4A.16(6A) referred to below) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4A.16(6A) (“CRPS Alteration”):

“(6A)	Company’s Right to Treat Conversion as Redemption. Subject to and upon:

(1)	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

(2)	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition,

as the case may be, upon delivery of a Conversion Notice in respect of any Preference Share to the Conversion Agent and a copy thereof to the Company in accordance with this Article 4A.16, the Company shall have the right, but not the obligation in its sole discretion, and without the consent of the holder of any such Preference Share, to satisfy its obligation to issue Ordinary Shares upon the exercise of such Preference Shareholder’s conversion right by redeeming all and not part only of such Preference Share for the Redemption Amount.

If the Company elects to exercise its rights under this Article 4A.16(6A), the Company shall notify the Preference Shareholder of its exercise of such right within 10 Business Days of the date of receipt of such Conversion Notice, specifying the date of redemption which, notwithstanding Article 4A.16(10), shall be a date falling not less than five Business Days and not more than 20 Business Days after the date of delivery of such notification to the Preference Shareholder, and the provisions of Article 4A.9 shall apply to any such redemption.

In this Article 4A.16(6A), the following expressions shall, unless the context otherwise requires, have the following meanings:

“Acquisition” means the proposed acquisition of the Company by BidCo pursuant to the Implementation Agreement;

“BidCo” means ATIC International Investment Company LLC (commercial registration number 1170717), a company incorporated in Abu Dhabi and having its offices at Mamoura Building A Muroor Road Abu Dhabi United Arab Emirates;

“Compulsory Acquisition” means the compulsory acquisition of the Ordinary Shares by BidCo pursuant to Section 215(1) of the Act in the event that the Offer becomes or is declared unconditional in all respects and BidCo has received acceptances in respect of not less than 90 per cent. of the number of Ordinary Shares which are the subject of the Offer (other than Ordinary Shares already held at the date of the Offer by BidCo, its related corporations or their respective nominees);

“Implementation Agreement” means the agreement dated 7 September 2009 between BidCo and the Company relating to the Acquisition, as may from time to time be amended, revised or supplemented;

“Offer” means a voluntary conditional cash offer for the Ordinary Shares under the Singapore Code on Take-overs and Mergers, by or on behalf of BidCo to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions to be set out in the Offer Document;

“Offer Document” means the offer document issued or to be issued by or on behalf of BidCo in connection with the Offer and any other document which may be issued by or on behalf of BidCo to amend, revise, supplement or update any and all such documents from time to time;

“Scheme” means a scheme of arrangement under Section 210 of the Act on the terms and subject to the conditions set out in the Scheme Document; and

“Scheme Document” means the document dated 9 October 2009 issued by the Company in connection with the Scheme and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update any and all such documents from time to time.”

The foregoing items of business are more fully described in the Proxy Statement.

The Board of Directors has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those holders of ordinary shares in the capital of the Company in issue and Preference Shareholders (collectively, “Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement.

NOTES:

(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or a person registered in the Company’s Register of Shareholders (Members) or Register of Preference Shareholders.

(2)	Subject to Notes (3) to (5) below, a Shareholder who is registered with CDP as at 48 hours before the time set for the Extraordinary General Meeting (“EGM”) on 4 November 2009 shall be entitled to vote in person or by proxy at the EGM.

(3)	Although Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders, they are not entitled to attend and vote at any general meetings, save that such Preference Shareholders are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of Preference Shareholders or in respect of the winding-up of the Company. However, even at such general meetings, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of Preference Shareholders, the winding-up of the Company, or any motion for adjournment of such meeting.

(4)	Special Resolution (2) to be voted at the EGM relates to the variation of the rights of Preference Shareholders. Preference Shareholders are therefore entitled to attend and vote at the EGM. However, at the EGM, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of the EGM, Special Resolution (2), or any motion for adjournment of the EGM. Preference Shareholders are not entitled to vote on Special Resolution (1).

(5)	Subject to Note (4) above, a Shareholder entitled to attend and vote at the EGM is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the EGM or any adjournment or postponement thereof. The instrument appointing a proxy or proxies may be revoked at any time not less than 48 hours before the time set for the EGM by the Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.

(6)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

BY ORDER OF THE BOARD

LOOI LEE HWA (MS)
COMPANY SECRETARY

Singapore
9 October 2009

Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING

To Be Held On 4 November 2009

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Chartered Semiconductor Manufacturing Ltd. (“Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, of proxies for voting at the Company’s Extraordinary General Meeting (“EGM”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to approve the Scheme referred to below to be held at 11:00 a.m. (Singapore time) on the same day and at the same place (the “Court Meeting”)), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of EGM. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of EGM were mailed to Shareholders on or about 9 October 2009.

In this Proxy Statement and Notice of EGM, references to “S$” shall mean Singapore dollars, the legal currency of the Republic of Singapore and references to “US$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States of America. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.4138 = US$1.00 as at 1 October 2009. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

Shareholders Entitled to Notice of EGM and Vote

The Board has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those holders of ordinary shares in the capital of the Company in issue (“Ordinary Shares”) and convertible redeemable preference shares (“Preference Shares”) (collectively, “Shareholders”) who will be entitled to receive copies of the Notice of EGM and this Proxy Statement.

A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members) or Register of Preference Shareholders.

Subject to the restrictions on voting by a holder of Preference Shares (“Preference Shareholder”) set out in this Proxy Statement, a holder of Ordinary Shares (“Ordinary Shareholder”) who is registered with CDP as at 48 hours before the time set for the EGM on 4 November 2009 or in the Company’s Register of Shareholders (Members), and a Preference Shareholder whose name appears in the Company’s Register of Preference Shareholders, shall each be entitled to vote in person or by proxy at the EGM.

Although Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders, they are not entitled to attend and vote at any general meetings, save that Preference Shareholders are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of varying the rights of Preference Shareholders or in respect of the winding-up of the Company. However, even at such general meetings, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of such meeting, variation of the rights of Preference Shareholders, the winding-up of the Company, or any motion for adjournment of such meeting.

Special Resolution (2) (as defined below) to be voted at the EGM relates to the variation of rights of Preference Shareholders. Preference Shareholders are therefore entitled to attend and vote at the EGM. However, at the EGM, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of the EGM, Special Resolution (2), or any motion for adjournment of the EGM. Preference Shareholders are not entitled to vote on Special Resolution (1) (as defined below).

As at 1 October 2009, the Company had 942,060,579 Ordinary Shares and 28,350 Preference Shares issued and outstanding.

Proxies

To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the EGM, or any adjournment or postponement thereof. A proxy need not be a member of the Company, and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.

A proxy or proxies given pursuant to this solicitation may be revoked by the Shareholder at any time not less than 48 hours before the time set for the EGM by the Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.

Quorum

The required quorum for transaction of business at the EGM is two or more Ordinary Shareholders holding not less than 33 1/3% of the total number of fully paid shares (excluding treasury shares), present in person or by proxy.

Voting and Solicitation

On a show of hands, every Ordinary Shareholder present in person or by proxy shall have one vote. On a poll, every Ordinary Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented.

On a show of hands, every Preference Shareholder present in person or by proxy shall have one vote. On a poll, every Preference Shareholder present in person or by proxy shall have one vote for each Ordinary Share into which each Preference Share held by such holder would have been converted if the date on which the Preference Share is converted into Ordinary Shares is the date 48 hours preceding the date of the EGM. For illustrative purposes only, assuming all the 28,350 Preference Shares outstanding as at 1 October 2009 were converted at the then Conversion Price of US$4.12, they would have been converted into 68,810,679 Ordinary Shares.

Special Resolution (1) will be decided on a show of hands unless a poll is demanded by the Chairman of the EGM or an Ordinary Shareholder present in person or by proxy and entitled to vote at the EGM.

Special Resolution (2) will be decided on a show of hands unless a poll is demanded by the Chairman of the EGM or a Shareholder present in person or by proxy and entitled to vote at the EGM.

On a show of hands, Special Resolution (1) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of the Ordinary Shareholders present in person or by proxy and voting at the EGM. On a poll, Special Resolution (1) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of the votes cast by Ordinary Shareholders at the EGM.

Every Ordinary Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented on a poll.

On a show of hands, Special Resolution (2) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of Shareholders present in person or by proxy and voting at the EGM. On a poll, Special Resolution (2) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of the votes cast by Shareholders at the EGM. Every Ordinary Shareholder present in person or by proxy shall, on a poll, have one vote for each Ordinary Share held or represented. Every Preference Shareholder present in person or by proxy shall, on a poll, have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the date on which such Preference Share was converted into Ordinary Shares was the date 48 hours preceding the date of the EGM.

Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the EGM) will be voted at the EGM in accordance with Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit.

The entire cost of soliciting proxies will be borne by the Company.

SUMMARY OF PROPOSAL

Shareholders will be requested to vote on the following proposals at the EGM:

(1)	Adoption and Inclusion of new Article 4B in the Articles of Association (“Special Resolution (1)”); and

(2)	Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association (“Special Resolution (2)”),

(collectively, the “Alterations”)

SPECIAL RESOLUTIONS (1) AND (2)

The Alterations

Introduction.  As jointly announced by the respective boards of directors of the Company and ATIC International Investment Company LLC (“BidCo”) on 7 September 2009, the Company and BidCo had entered into an implementation agreement dated 7 September 2009 (“Implementation Agreement”) to effect the proposed acquisition of the Company by BidCo (“Acquisition”) by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (“Companies Act”).

Further to that, the Company despatched a scheme document (“Scheme Document”) to the Shareholders on or about 9 October 2009. The Scheme Document contains details of the Scheme, including the consideration of S$2.68 in cash for each Ordinary Share (or approximately US$18.96 for each American Depositary Share (“ADS”), less the applicable ADS Depositary’s fees, taxes and expenses).

The Scheme will be extended, on the same terms and conditions to, among others, (a) all Ordinary Shares, including Ordinary Shares represented by ADSs, and (b) all new Ordinary Shares unconditionally issued or to be issued on or before a books closure date to be announced by the Company pursuant to the valid conversion of Preference Shares into new Ordinary Shares. Under certain circumstances, an offer may be made by or on behalf of BidCo, to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions which will be set out in the offer document issued by or on behalf of BidCo (the “Offer”).

Effect of the Scheme or Offer.  Upon (a) the Scheme becoming effective and binding or (b) the Offer becoming or being declared unconditional in all respects and BidCo being entitled to compulsorily acquire all the Ordinary Shares not tendered in acceptance of the Offer pursuant to Section 215(1) of the Companies Act (“Compulsory Acquisition”), and BidCo exercising such right of Compulsory Acquisition, the Company will become a wholly-owned subsidiary of BidCo. In such case, subject to (i) the approval of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), and (ii) the filing of a notification with the Securities and Exchange Commission of the United States of America and the delivery of prior written notification to Nasdaq Global Select Market (“Nasdaq”), the Company will be delisted from the Official List of the SGX-ST and its ADSs will be delisted from Nasdaq.

Rationale.  The Board is proposing the Alterations in discharge of its obligations under the Implementation Agreement and to enable BidCo to become the sole shareholder of the Company if the conditions described above are fulfilled.

Shareholders’ Approval.  Under Section 37(1) of the Companies Act, the Company may alter or add to its Articles of Association by special resolution. Section 184(1) of the Companies Act provides, inter alia, that a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy present at the general meeting proposing to pass the resolution as a special resolution. Accordingly, the approval of the Ordinary Shareholders is sought to pass Special Resolution (1) as a special resolution at the EGM.

Under Article 4A.11(1) of the Company’s Articles of Association, Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders. However, they are not entitled to attend and vote at any general meetings, save that Preference Shareholders are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of varying the rights of Preference Shareholders or in respect of the winding-up of the Company. However, at such general meetings, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of such meeting, variation of the rights of Preference Shareholders, the winding-up of the Company, or any motion for adjournment of such meeting. As Special Resolution (2) relates to the variation of the rights of Preference Shareholders, the approval of the Shareholders is sought to pass Special Resolution (2) as a special resolution at the EGM.

Preference Shareholders’ Approval.  Subsequent to the EGM, the approval of the Preference Shareholders will be sought at a separate class meeting of the Preference Shareholders or, if such approval is not obtained at such separate class meeting, by way of a consent in writing. The variation to the rights of Preference Shareholders contemplated by Special Resolution (2) will not become effective unless both Special Resolution (2) is passed at the EGM and the approval or consent in writing of the Preference Shareholders for such variation is obtained.

Effect of Special Resolution (1).  The effect of Special Resolution (1) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, Ordinary Shares which are issued to any person other than BidCo (or certain of its affiliates) will be compulsorily acquired by BidCo (or as BidCo may direct in writing to the Company) at the same consideration as the consideration for which Ordinary Shares are acquired by BidCo under the Scheme or the Offer, as the case may be, subject to such adjustments as may be appropriate in the event of a sub-division or consolidation of the ordinary share capital of the Company.

Effect of Special Resolution (2).  The effect of Special Resolution (2) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, if any Preference Shareholder wishes to convert the Preference Shares held by it to Ordinary Shares, the Company may (but shall not be obliged to) settle its obligation to such Preference Shareholder by paying the Redemption Amount in lieu of issuing such Ordinary Shares.

Lenders’ Waivers.  Under the facility agreements between the Company and (a) the Export-Import Bank of the United States; and (b) Société Générale (collectively, the “Lenders”), there are restrictions against the amendment or modification of the Articles of Association. As at the date hereof, the Company is in discussions with the Lenders to seek their waivers from these restrictions.

Irrevocable Undertakings.  In connection with the Implementation Agreement, the following persons have each given an irrevocable undertaking to vote all their Ordinary Shares in favour of Special Resolutions (1) and (2) at the EGM:

(a)	Singapore Technologies Semiconductors Pte Ltd, which held 586,752,688 Ordinary Shares as at 1 October 2009, representing approximately 62.28 per cent. of all the Ordinary Shares then in issue;

(b)	Chia Song Hwee, the President and Chief Executive Officer of the Company, who held 188,000 Ordinary Shares as at 1 October 2009, representing approximately 0.02 per cent. of all the Ordinary Shares then in issue; and

(c)	George Thomas, the Chief Financial Officer of the Company, who held 52,086 Ordinary Shares as at 1 October 2009, representing approximately 0.01 per cent. of all the Ordinary Shares then in issue.

Board Recommendation.  The Board believes that the Alterations are in the best interests of the Company and recommends a vote “FOR” the approval of Special Resolutions (1) and (2).

OTHER BUSINESS

The Board does not presently intend to bring any other business before the EGM and, so far as is known to the Board, no matters will be brought before the EGM except as is specified in this Proxy Statement.

IMPORTANT

1.	For investors who have used their CPF monies to buy ordinary shares of Chartered Semiconductor Manufacturing Ltd., the Notice of Extraordinary General Meeting and accompanying Proxy Statement are forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by Investors who have used their CPF monies to buy Chartered Semiconductor Manufacturing Ltd. ordinary shares and shall be ineffective for all intents and purposes if used or purported to be used by them.

3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM — EXTRAORDINARY GENERAL MEETING

I/We,	of

(Address)
being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (“Company”) hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholding (%)

and/or (delete as appropriate)

or failing whom, the Chairman of the Meeting, as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 on 4 November 2009 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to approve the Scheme referred to in the notice of such meeting to be held at 11:00 a.m. (Singapore time) on the same day and at the same place), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of the Extraordinary General Meeting and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

No.	Special Resolutions	For	Against
(1)*	To approve the Adoption and Inclusion of new Article 4B in the Articles of Association.
(2)**	To approve the Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association.

Dated this day of 2009.	Total Number of Shares Held

Ordinary shares:

Convertible
redeemable
preference shares:

Signature(s) of Shareholder(s)/Common Seal

*	Only holders of ordinary shares in the Company are entitled to vote on Special Resolution (1) and any direction by holders of convertible redeemable preference shares in the Company for vote(s) to be cast for or against Special Resolution (1) shall be ignored and ineffective for all intents and purposes.

**	Both holders of ordinary shares in the Company and holders of convertible redeemable preference shares in the Company are entitled to vote on Special Resolution (2).

IMPORTANT

Please read Notes below.

NOTES:

1.	Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Shareholders (Members) or Register of Preference Shareholders, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Shareholders (Members) or Register of Preference Shareholders, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (Members) or Register of Preference Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time appointed for the Extraordinary General Meeting, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, or any adjournments thereof, as certified by The Central Depository (Pte) Limited to the Company.